

Mail Stop 3030

September 1, 2009

Via Facsimile and U.S. Mail

Mr. Guy Ofir
President
Easy Energy, Inc.
Suite 105 – 5348 Vegas Drive
Las Vegas, NV   89108

> **Re: Easy Energy, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 27, 2009**
> **Form 8-K filed August 6, 2009**
> **File No. 0-53002**

Dear Mr. Ofir:

We have reviewed your response letter dated August 25, 2009 and have the following additional comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Financial Statements

1.   We note that this Form 10-K includes financial statements audited by Moore and
        Associates Chartered ("Moore"). On August 27, 2009, the Public Company Accounting
        Oversight Board ("PCAOB") revoked the registration of Moore because of violations of
        PCAOB rules and auditing standards in auditing the financial statements, PCAOB rules
        and quality controls standards, and Section 10(b) of the Securities Exchange Act of 1934
        and Rule 10b-5 thereunder, and noncooperation with a Board investigation. You can find
        a copy of the order at http:
        http://www.pcaobus.org/Enforcement/Disciplinary_Proceedings/2009/08-27_Moore.pdf

        As Moore is no longer registered with the PCAOB, you may not include Moore's audit
        reports or consents in your filings with the Commission made on or after August 27,
        2009. If Moore audited a year that you are required to include in your filings with the
        Commission, then you should engage a firm that is registered with the PCAOB to re-
        audit that year.

        Please amend your Item 4.01 Form 8-K filed on August 6, 2009 to disclose that the
        PCAOB revoked the registration of Moore on August 27, 2009 because of violations of
        PCAOB rules and auditing standards in auditing the financial statements, PCAOB rules
        and quality controls standards, and Section 10(b) of the Securities Exchange Act of 1934
        and Rule 10b-5 thereunder, and noncooperation with a Board investigation.

        If you are unable to obtain an amended Exhibit 16 letter from Moore at the time you file
        your amended Form 8-K, please disclose this fact in the Form 8-K.

        Once you explain Moore's registration revocation in the amended Item 4.01 Form 8-K,
        you do not need to repeat this disclosure in your next Form 10-K.

*   *   *   *

        As appropriate, please amend your Form 8-K and respond to this comment within 10
business days or tell us when you will provide us with a response. Please furnish a cover letter
with your response that keys your response to our comment and provides any requested
information. Detailed cover letters greatly facilitate our review. Please understand that we may
have additional comments after reviewing your response to our comment.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief